CESP Companhia Energética de São Paulo

Data 02042740 Ref. CESP

São Paulo, July 15, 2002 CT/FFM/1315/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

SUPPL

02 JUL 22 AM 10:01

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith the Minutes of the 468th Meeting of the Board of Directors of CESP - Companhia Energética de São Paulo held on June 17, 2002, published in "Diário Oficial do Estado" and in "Gazeta Mercantil" on this date.

Very truly yours,

Valmir Alves Gomes
Relations with the Market Division Manager

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

dlw 7/22

Enclosure: 1

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. No. 60.933.603/0001-78
NIRE Nº 35300011996

ABSTRACT OF THE MINUTES OF THE 468th MEETING OF THE BOARD OF DIRECTORS

On June 17, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, according to Article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847- 10th floor, São Paulo, an Extraordinary Meeting was held by the below named and signed members of the Board of Directors of CESP – Companhia Energética de São Paulo. Following the legal procedures of signing the Attendance Book, the President of the Board of Directors, Mauro Guilherme Jardim Arce, opened the meeting and passed on to the sole item of the agenda, "**Credit Rights – 8th issue of CTEE´s**", requesting the Chief Executive Officer of CESP, Mr. Guilherme Augusto Cirne de Toledo to submit the matter basing on the Board of Directors Resolution Nr. 1184/03/1134, of 06.12.2002, and on the Proposal to the Board of Directors with the following wording: "PROPOSAL TO THE BOARD OF DIRECTORS. Recti-ratification. On the 463th Meeting of the Board of Directors held on April 8, 2002, the company was authorized, after having chosen the Arranger of the Operation, to make the necessary adjustments to make the public issue of the Electric Energy Term Certificates – CTEEs, in the amount of R$ 250,020,000.00 (two hundred and fifty million and twenty thousand reais), what was approved by the 458th Meeting of the Board of Directors held on January 28, 2002. Negotiations to establish the details of the operation with the Arranger – Banco Santander, together with CPFL – Companhia Paulista de Força e Luz, the consenting company of the process, were carried out in order to extend the guarantees, being agreed upon that, if CESP fails to pay, CPFL authorizes the "Oliveira Trust Distribuidora de Títulos e Valores Mobiliários Ltda" (the trustee) to draw the funds deposited by CPFL in the correspondent linked account of CESP in Banco Banespa, transferring the amount necessary to make the due payments to the holders of the CTEEs to the Liquidator – Banco Itaú S/A. If CESP and CPFL default, the financial guarantee, foreseen in Annex VI of the Initial Contract with CPFL, will be exercised, in that, CESP will set a pledge of such guarantees in favour of the holders of the CTEEs. This way, we submit this matter to the appreciation of this Board of Directors according to paragraph VII of article 17 of the Bylaws. Guilherme Augusto Cirne de Toledo, Chief Executive Officer". Put the matter to discussion and vote, it resulted **unanimously** approved.........

These minutes after approved were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - President, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo Adolfo Funcia Murgel, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Miguel João Jorge Filho, Nelson Vieira Barreira, Norberto de Franco Medeiros, Nereu Ramos Neto and Sílvio Aleixo. I declare that the present part of the minutes of the Board of Directors held on 06/17/2002 is in conformity with the original text drawn up in proper book. São Paulo, June 17, 2002. Mauro Guilherme Jardim Arce - President of the Board of Directors. Ligia Ourives da Cruz Ferreira, Executive Secretary of the Board of Directors. Justice and Citizenship Defense Secretariat. Trade Board of the State of São Paulo. I certify the register under nr. 136,159/02-3 on 07/04/2002. José Darkiman Trigo, Secretary General.